| Form 1<br>Page 1<br>Execution<br>Page | **UNITED STATES SECURITIES AND EXCHANGE COMMISSION<br>WASHINGTON, D.C. 20549<br>APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT** | Date filed<br>(MM/DD/YY):<br><br>05/04/17 | OFFICIAL USE ONLY |
|---|---|---|---|

Warning: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative or criminal action

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☒ AMENDMENT

1. State the name of the applicant: MIAX PEARL, LLC

2. Provide the applicant's primary street address (Do not use a P.O. Box): 7 Roszel Road, Suite 5-A, Princeton, NJ 08540

SEC
Mail Processing
Section
MAY 08 2017
Washington DC
412

3. Provide the applicant's mailing address (if different):

4. Provide the applicant's business telephone and facsimile number:
   Telephone: 609-897-7300; Facsimile: 609-987-2210

5. Provide the name, title and telephone number of a contact employee:
   Barbara J. Comly, EVP, General Counsel & Corporate Secretary
   609-897-7315

6. Provide the name and address of counsel for the applicant:
   Barbara J. Comly, EVP, General Counsel & Corporate Secretary
   MIAX PEARL, LLC
   7 Roszel Road, Suite 5-A
   Princeton, NJ 08540

17002484

7. Provide the date applicant's fiscal year ends: December 31

8. Indicate legal status of applicant: ☐ Corporation ☐ Sole Proprietorship ☐ Partnership
   ☒ Limited Liability Company ☐ Other (specify):

If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

(a) Date (MM/DD/YY): 02/11/16 (b) State/Country of formation: Delaware

(c) Statute under which applicant was organized: Delaware Limited Liability Company Act, 6 Del. C. 18-1d et seq.

**EXECUTION:** The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

MIAX PEARL, LLC

Date: May 4, 2017

By: [signature]
Barbara J. Comly
EVP, General Counsel & Corporate Secretary

Subscribed and sworn before me this 4th day of May, 2017.

[signature]
Jane Post
Notary Public of the State of New Jersey
My Commission Expires October 27, 2019

**This page must always be completed in full with original, manual signature and notarization. Affix notary stamp or seal where applicable.**

# EXHIBIT C

**Exhibit Request:**

**For each subsidiary or affiliate of the applicant, and for any entity with whom the applicant has a contractual or other agreement relating to the operation of an electronic trading system to be used to effect transactions on the exchange ("System"), provide the following information:**

1. **Name and address of organization.**

2. **Form of organization (e.g., association, corporation, partnership, etc.).**

3. **Name of state and statute citation under which organized. Date of incorporation in present form.**

4. **Brief description of nature and extent of affiliation.**

5. **Brief description of business or functions. Description should include responsibilities with respect to operation of the System and/or execution, reporting, clearance, or settlement of transactions in connection with operation of the System.**

6. **A copy of the constitution.**

7. **A copy of the articles of incorporation or association including all amendments.**

8. **A copy of existing by-laws or corresponding rules or instruments.**

9. **The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions.**

10. **An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association.**

**Response:**

## A. MIAMI INTERNATIONAL HOLDINGS, INC. [Updated]

1. *Name*: Miami International Holdings, Inc.
   *Address*: 7 Roszel Road, 5th Floor, Princeton, New Jersey 08540

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware General Corporation Law (8 Del. C. § 101, et seq), on November 14, 2007.

4. *Brief description of nature and extent of affiliation*: MIAX PEARL, LLC is a wholly-owned subsidiary of Miami International Holdings, Inc.

5. *Brief description of business or functions*: Miami International Holdings, Inc. ("Miami Holdings") is a holding company which holds 100% of the equity of Miami International Securities Exchange, LLC, MIAX PEARL, LLC, Miami International Technologies, LLC, MIAX Global, LLC, and Miami International Futures Exchange, LLC. Miami International Holdings, Inc. is the entity through which the ultimate owners of the applicant indirectly hold their ownership interest in the applicant and its affiliates.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: **The Amended and Restated Certificate of Incorporation dated October 16, 2015 is attached.**

8. *A copy of existing by-laws or corresponding rules or instruments*: **The Amended and Restated By-Laws dated June 27, 2015 are attached.**

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions:*

***Officers of Miami International Holdings, Inc.*** **[Updated]**

The following persons are the officers of Miami International Holdings, Inc.:

| Name | Title |
|---|---|
| Thomas P. Gallagher | Chairman and Chief Executive Officer |
| Douglas M. Schafer, Jr. | Chief Information Officer and Executive Vice President |
| Barbara Comly | Executive Vice President, General Counsel and Corporate Secretary |
| Paul Warner | Executive Vice President and Chief Financial Officer |
| Edward Deitzel | Executive Vice President and Chief Regulatory Officer |
| Shelly Brown | Senior Vice President – Strategic Planning and Operations |
| Randy Foster | Senior Vice President – Business Systems Development |
| Harish Jayabalan | Senior Vice President – Chief Risk Officer |
| Matthew Rotella | Senior Vice President – Chief Technology Officer |
| Frank Ziegler | Senior Vice President – Systems Infrastructure |
| Deborah Carroll | Senior Vice President and Associate General Counsel |
| Joseph W. Ferraro III | Senior Vice President and Associate General Counsel |
| Shawn Hughes | Vice President – Project Management |
| John Masserini | Chief Security Officer and Vice President – Information Security |
| Amy Neiley | Vice President – Trading Operations and Listings |
| Tia Toms | Vice President – Administration |
| Richard Rudolph | Vice President and Senior Counsel |

| Name | Title |
| --- | --- |
| James O'Neil | Vice President and Director of Physical Security and Safety |
| Gregory Ziegler | Assistant Vice President and Associate Counsel |
| Kelly Fitzgerald | Assistant Vice President – Controller |

The officers of Miami International Holdings, Inc. serve until their successors are appointed in accordance with the By-Laws of Miami International Holdings, Inc. Officers of Miami International Holdings, Inc. serve at the direction of the Board of Directors.

***Directors of Miami International Holdings, Inc.*** **[No change]**

The following persons are the directors of Miami International Holdings, Inc.:

| Name |
| --- |
| Thomas P. Gallagher (Chairman) |
| Talal Jassim Al-Bahar |
| Abdulwahab Ahmad Al-Nakib |
| Sayer B. Al-Sayer |
| Michael P. Ameen |
| Albert M. Barro, Jr. |
| John Beckelman |
| Barry J. Belmont |
| Ricardo Blach |
| Christopher Brady |
| Khaled Magdy El-Marsafy |
| William W. Hopkins |
| Thomas J. Kelly, Jr. |
| Paul Kotos |
| Jack G. Mondel |
| William J. O'Brien III |
| Robert D. Prunetti |
| Mark F. Raymond |
| Douglas M. Schafer, Jr. |
| Paul V. Stahlin |
| Byrum W. Teekell |
| Timur Tillyaev |
| Christopher L. Whittington |
| Jassem Hassan Zainal |

Directors of Miami International Holdings, Inc. serve one year terms.

***Audit Committee of Miami International Holdings, Inc.*** **[No change]**

The following persons are members of the Audit Committee of Miami International Holdings, Inc.:

| Name |
|---|
| Paul V. Stahlin (Chairman) |
| Michael P. Ameen |
| Khaled Magdy El-Marsafy |

***<u>Compensation Committee of Miami International Holdings, Inc.</u>*** **[No change]**

The following persons are members of the Compensation Committee of Miami International Holdings, Inc.:

| Name |
|---|
| Talal Jassim Al-Bahar (Chairman) |
| Christopher D. Brady |
| Thomas J. Kelly |
| Mark F. Raymond |
| Byrum W. Teekell |

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

## B. MIAMI INTERNATIONAL SECURITIES EXCHANGE, LLC [Updated]

1. *Name*: Miami International Securities Exchange, LLC
*Address*: 7 Roszel Road, 5th Floor, Princeton, New Jersey 08540

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware General Corporation Law (8 Del. C. § 101, et seq), on September 10, 2007.

4. *Brief description of nature and extent of affiliation:* Miami International Securities Exchange, LLC is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner.

5. *Brief description of business or functions*: Miami International Securities Exchange, LLC ("MIAX Options") is registered as a National Securities Exchange under Section 6 of the Securities Exchange Act of 1934, as amended. Miami International Securities Exchange, LLC operates a fully electronic options trading platform.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: **The Amended and Restated Certificate of Formation dated June 17, 2011 is attached.**

8. *A copy of existing by-laws or corresponding rules or instruments*: **The Second Amended and Restated Limited Liability Company Agreement dated December 1, 2012, and Amended and Restated By-Laws dated May 20, 2016 are attached.**

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions:*

***Officers of Miami International Securities Exchange, LLC*** **[Updated]**

The following persons are the officers of Miami International Securities Exchange, LLC:

| **Name** | **Title** |
|---|---|
| Thomas P. Gallagher | Chairman and Chief Executive Officer |
| Douglas M. Schafer, Jr. | Chief Information Officer and Executive Vice President |
| Barbara Comly | Executive Vice President, General Counsel and Corporate Secretary |
| Paul Warner | Executive Vice President and Chief Financial Officer |
| Edward Deitzel | Executive Vice President, Chief Regulatory Officer and Chief Compliance Officer |
| Shelly Brown | Executive Vice President – Strategic Planning and Operations |
| John Smollen | Executive Vice President – Head of Exchange Traded Products and Strategic Relations |

| Name | Title |
|---|---|
| Randy Foster | Senior Vice President – Business Systems Development |
| Harish Jayabalan | Senior Vice President – Chief Risk Officer |
| Matthew Rotella | Senior Vice President – Chief Technology Officer |
| Frank Ziegler | Senior Vice President – Systems Infrastructure |
| Deborah Carroll | Senior Vice President, Associate General Counsel and Assistant Corporate Secretary |
| Joseph W. Ferraro III | Senior Vice President and Deputy General Counsel |
| Richard Ross | Senior Vice President of Exchange Traded Products |
| Joseph S. Bracco | Senior Vice President – Head of Sales |
| Richard Rudolph | Vice President and Senior Counsel |
| Shawn Hughes | Vice President – Project Management |
| John Masserini | Chief Security Officer and Vice President – Information Security |
| Amy Neiley | Vice President – Trading Operations and Listings |
| Lawrence O'Leary | Vice President – Market Surveillance |
| Laurence Gardner | Vice President – Regulatory Operations |
| Tia Toms | Vice President – Administration |
| James O'Neil | Vice President and Director of Physical Security and Safety |
| Gregory Ziegler | Assistant Vice President and Associate Counsel |
| Kelly Fitzgerald | Assistant Vice President – Controller |

The officers of Miami International Securities Exchange, LLC serve until their successors are appointed in accordance with the By-Laws of Miami International Securities Exchange, LLC. Officers of Miami International Securities Exchange, LLC will serve at the direction of the Board of Directors.

***Directors of Miami International Securities Exchange, LLC*** **[No change]**

The following persons are the directors and Board observers of Miami International Securities Exchange, LLC:

| **Directors** |
|---|
| Thomas P. Gallagher |
| Talal Jassim Al-Bahar |
| Michael P. Ameen |
| Lindsay L. Burbage |
| Robert Castrignano |
| Marianne Deane |
| John DiBacco, Jr. |
| Meaghan Dugan |
| Kurt M. Eckert |
| Leslie Florio |
| Lawrence E. Jaffe |
| Paul Jiganti |
| John A. Kinahan |
| John E. McCormac |
| Miguel Moratiel |
| William J. O'Brien IV |
| Robert D. Prunetti |
| Joseph Sellitto |
| Cynthia Schwarzkopf |
| J. Gray Teekell |
| **Observers** |
| Guy Dowman |
| Michael Harrington |

***Committees of Miami International Securities Exchange, LLC*** **[No change]**

The standing committees of the Board and the persons appointed to sit on the standing committees are as follows:

| **Audit Committee** |
| --- |
| Robert D. Prunetti (Chair) |
| Michael P. Ameen |
| John E. McCormac |

| **Compensation Committee** |
| --- |
| J. Gray Teekell (Chair) |
| Robert D. Prunetti |
| Cynthia Schwarzkopf |

| **Regulatory Oversight Committee** |
| --- |
| Lindsay L. Burbage (Chair) |
| Leslie Florio |
| Lawrence E. Jaffe |

| **Appeals Committee** |
| --- |
| Lawrence Jaffe (Chair) |
| Robert Castrignano |
| Kurt M. Eckert |

| **Finance Committee** |
| --- |
| Michael P. Ameen (Chair) |
| Marianne Deane |
| John E. McCormac |
| J. Gray Teekell |

| Technology Committee |
| --- |
| Leslie Florio (Chair) |
| Robert Castrignano |
| Marianne Deane |
| Meaghan Dugan |
| Kurt M. Eckert |
| John A. Kinahan |
| John E. McCormac |
| William J. O'Brien IV |
| J. Gray Teekell |

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

## C. MIAMI INTERNATIONAL TECHNOLOGIES, LLC [Updated]

1. *Name*: Miami International Technologies, LLC
*Address*: 7 Roszel Road, 5th Floor, Princeton, New Jersey 08540

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware General Corporation Law (8 Del. C. § 101, et seq), on May 12, 2010.

4. *Brief description of nature and extent of affiliation*: Miami International Technologies, LLC ("MIAX Technologies") is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner.

5. *Brief description of business or functions*: MIAX Technologies engages in the sale and licensing of trading and information technology to unrelated third parties.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: **The Amended and Restated Certificate of Formation dated June 29, 2011 is attached.**

8. *A copy of existing by-laws or corresponding rules or instruments*: **The First Amended and Restated Limited Liability Company Agreement dated May 20, 2011 is attached.**

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

***Officers of Miami International Technologies, LLC*** **[Updated]**

The following persons are the officers of Miami International Technologies, LLC:

| **Name** | **Title** |
|---|---|
| Thomas P. Gallagher | Chairman and Chief Executive Officer |
| Douglas M. Schafer, Jr. | President and Chief Information Officer |
| Barbara Comly | Executive Vice President, General Counsel and Corporate Secretary |
| Paul Warner | Executive Vice President and Chief Financial Officer |
| Matthew Rotella | Senior Vice President – Chief Technology Officer |
| Randy Foster | Senior Vice President – Business Systems Development |
| Frank Ziegler | Senior Vice President – Systems Infrastructure |
| Deborah Carroll | Senior Vice President and Associate General Counsel |
| Harish Jayabalan | Vice President - Technical Support and Product Specialist |
| Tia Toms | Vice President - Administration |
| James O'Neil | Vice President and Director of Physical Security and Safety |
| Kelly Fitzgerald | Assistant Vice President – Controller |

***Directors of Miami International Technologies, LLC*** **[No change]**

The following persons are the directors of Miami International Technologies, LLC:

| **Name** |
|---|
| Thomas P. Gallagher |

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

## D. MIAX GLOBAL, LLC [No change]

1. *Name*: MIAX Global, LLC
*Address*: 7 Roszel Road, 5th Floor, Princeton, New Jersey 08540

2. *Form of organization:* Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware General Corporation Law (8 Del. C. § 101, et seq), on June 30, 2015.

4. *Brief description of nature and extent of affiliation:* MIAX Global, LLC ("MIAX Global") is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner.

5. *Brief description of business or functions*: MIAX Global focuses on the company's trading, technology and other projects primarily based outside of North America, initially focusing on Europe and Latin America.

6. *A copy of the constitution:* Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: **The Certificate of Formation dated June 30, 2015 is attached.**

8. *A copy of existing by-laws or corresponding rules or instruments:* **The Limited Liability Company Agreement dated June 30, 2015 is attached.**

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions:*

***Officers of MIAX Global, LLC***

The following persons are the officers of MIAX Global, LLC:

| Name | Title |
|---|---|
| Thomas P. Gallagher | Chairman and Chief Executive Officer |
| Barbara Comly | Executive Vice President, General Counsel and Corporate Secretary |
| Douglas M. Schafer, Jr. | Chief Information Officer and Executive Vice President |
| Paul Warner | Executive Vice President and Chief Financial Officer |
| Jeromee Johnson | Executive Vice President – Head of International Market Development |

***Directors of MIAX Global, LLC***

The following persons are the directors of MIAX Global, LLC:

| **Name** |
|---|
| Thomas P. Gallagher |

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association:* Not applicable.

## E. MIAMI INTERNATIONAL FUTURES EXCHANGE, LLC **[No change]**

1. *Name*: Miami International Futures Exchange, LLC
*Address*: 7 Roszel Road, 5th Floor, Princeton, New Jersey 08540

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware General Corporation Law (8 Del. C. § 101, et seq), on November 30, 2007.

4. *Brief description of nature and extent of affiliation*: Miami International Futures Exchange, LLC ("MIAX Futures") is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner.

5. *Brief description of business or functions*: MIAX Futures is not yet active. Miami International Holdings, Inc. may develop MIAX Futures as a futures exchange under the regulation of the CFTC. If MIAX Futures becomes operational, it will perform functions performed by a futures exchange.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: **The Amended and Restated Certificate of Formation dated June 17, 2011 is attached.**

8. *A copy of existing by-laws or corresponding rules or instruments*: **The First Amended and Restated Limited Liability Company Agreement dated May 20, 2011 is attached.**

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

***<u>Officers of Miami International Futures Exchange, LLC</u>***

The following persons are the officers of Miami International Futures Exchange, LLC:

| **Name** | **Title** |
|---|---|
| Thomas P. Gallagher | Chairman and Chief Executive Officer |
| Douglas M. Schafer, Jr. | Chief Information Officer and Executive Vice President |
| Barbara Comly | Executive Vice President, General Counsel and Corporate Secretary |

***<u>Directors of Miami International Futures Exchange, LLC</u>***

The following persons are the directors of Miami International Futures Exchange, LLC:

| **Name** |
|---|
| Thomas P. Gallagher |

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

# EXHIBIT J

**Exhibit Request:**

**A list of the officers, governors, members of all standing committees, or persons performing similar functions, who presently hold or have held their offices or positions during the previous year, indicating the following for each:**

1. **Name.**
2. **Title.**
3. **Dates of commencement and termination of term of office or position.**
4. **Type of business in which each is primarily engaged (e.g., floor broker, specialist, odd lot dealer, etc.).**

**Response:**

1. **Officers of MIAX PEARL, LLC [Updated]**

The following persons are the officers of the Exchange:

| Name | Title |
|---|---|
| Thomas P. Gallagher | Chairman and Chief Executive Officer |
| Douglas M. Schafer, Jr. | Chief Information Officer and Executive Vice President |
| Barbara Comly | Executive Vice President, General Counsel and Corporate Secretary |
| Paul Warner | Executive Vice President and Chief Financial Officer |
| Edward Deitzel | Executive Vice President, Chief Regulatory Officer and Chief Compliance Officer |
| Shelly Brown | Executive Vice President – Strategic Planning and Operations |
| John Smollen | Executive Vice President – Head of Exchange Traded Products and Strategic Relations |
| Randy Foster | Senior Vice President – Business Systems Development |
| Harish Jayabalan | Senior Vice President – Chief Risk Officer |
| Matthew Rotella | Senior Vice President – Chief Technology Officer |
| Frank Ziegler | Senior Vice President – Systems Infrastructure |
| Deborah Carroll | Senior Vice President, Associate General Counsel and Assistant Corporate Secretary |
| Joseph W. Ferraro III | Senior Vice President and Deputy General Counsel |
| Richard Ross | Senior Vice President of Exchange Traded Products |

| Name | Title |
|---|---|
| Joseph S. Bracco | Senior Vice President – Head of Sales |
| Richard Rudolph | Vice President and Senior Counsel |
| Shawn Hughes | Vice President – Project Management |
| John Masserini | Chief Security Officer and Vice President – Information Security |
| Amy Neiley | Vice President – Trading Operations and Listings |
| Lawrence O'Leary | Vice President – Market Surveillance |
| Laurence Gardner | Vice President – Regulatory Operations |
| Tia Toms | Vice President – Administration |
| James O'Neil | Vice President and Director of Physical Security and Safety |
| Gregory Ziegler | Assistant Vice President and Associate Counsel |
| Kelly Fitzgerald | Assistant Vice President – Controller |

2. **Directors of MIAX PEARL, LLC** **[No change]**

The following persons are the directors of the Exchange as of March 10, 2017:

| Name | Classification | Term of Office | Type of Business |
|---|---|---|---|
| Thomas P. Gallagher | Industry | So long as CEO of the Company | Securities Exchange |
| Richard Herr | Industry/Member Representative | Class I – 2018 | Managing Director – Sandler O'Neill & Partners, L.P. |
| Lawrence E. Jaffe | Non-Industry/ Independent | Class I – 2018 | Attorney |
| Mark I. Massad | Industry | Class I – 2018 | CEO – Dana Holdings BOA, Ltd. |
| Robert D. Prunetti | Non-Industry/ Independent | Class I – 2018 | President and CEO – Mercer Regional Chamber of Commerce; President – Phoenix Ventures, LLC |
| William T. Bergman | Non-Industry/ Independent | Class II – 2019 | Vice President and Special Assistant to the President – Temple University |
| Lindsay L. Burbage | Non-Industry/ Independent | Class II – 2019 | Attorney |
| H. Dale Herring | Industry | Class II – 2019 | Real Estate Development |

| Name | Classification | Term of Office | Type of Business |
|---|---|---|---|
| Benjamin Londergan | Industry/Member Representative | Class II – 2019 | President – Dash Financial Technologies LLC |
| John E. McCormac | Non-Industry/ Independent | Class II – 2019 | Township Mayor – Woodbridge, New Jersey; Former New Jersey State Treasurer |
| Kurt M. Eckert | Industry | Class III – 2020 | Partner – Wolverine Trading, LLC |
| Leslie Florio | Non-Industry/ Independent | Class III – 2020 | Board of Trustees – The Hun School of Princeton; President – Maxwell Place Condominium Association |
| Sebastiaan Koeling | Industry/Member Representative | Class III – 2020 | Chief Executive Officer – Optiver US LLC |
| Cynthia Schwarzkopf | Non-Industry/ Independent | Class III – 2020 | Professional and Philanthropic Public Speaker |

**3.** **<u>Committees of MIAX PEARL, LLC</u> [No change]**

The standing committees of the Board and the persons appointed to sit on the standing committees are as follows:

| **COMPENSATION COMMITTEE** | |
|---|---|
| **Name** | **Classification** |
| Cynthia Schwarzkopf (Chair) | Non-Industry/Independent |
| William T. Bergman | Non-Industry/Independent |
| Robert D. Prunetti | Non-Industry/Independent |

| **AUDIT COMMITTEE** | |
|---|---|
| **Name** | **Classification** |
| Robert D. Prunetti (Chair) | Non-Industry/Independent |
| John E. McCormac | Non-Industry/Independent |
| Cynthia Schwarzkopf | Non-Industry/Independent |

| REGULATORY OVERSIGHT COMMITTEE | |
|---|---|
| **Name** | **Classification** |
| Lindsay L. Burbage (Chair) | Non-Industry/Independent |
| Leslie Florio | Non-Industry/Independent |
| Lawrence E. Jaffe | Non-Industry/Independent |

| APPEALS COMMITTEE | |
|---|---|
| **Name** | **Classification** |
| Lawrence E. Jaffe (Chair) | Non-Industry/Independent |
| Kurt M. Eckert | Industry |
| Richard Herr | Industry/Member Representative |

| TECHNOLOGY COMMITTEE | |
|---|---|
| **Name** | **Classification** |
| Leslie Florio (Chair) | Non-Industry/Independent |
| Kurt M. Eckert | Industry |
| John E. McCormac | Non-Industry/Independent |

# EXHIBIT M

**Exhibit Request:**

**Provide an alphabetical list of all members, subscribers or other users, including the following information:**

1. **Name;**

2. **Date of election to membership or acceptance as a member, subscriber or other user;**

3. **Principal business address and telephone number;**

4. **If member, subscriber or other user is an individual, the name of the entity with which such individual is associated and the relationship of such individual to the entity (e.g. partner, officer, director, employee, etc.);**

5. **Describe the type of activities primarily engaged in by the member, subscriber, or other user (e.g. floor broker, specialist, odd lot dealer, other market maker, proprietary trader, non-broker dealer, inactive or other functions). A person shall be "primarily engaged" in an activity or function for purposes of this item when that activity or function is the one in which that person is engaged for the majority of their time. When more than one type of person at an entity engages in any of the six types of activities or functions enumerated in this item, identify each type (e.g. proprietary trader, Registered Competitive Trader and Registered Competitive Market Maker) and state the number of participants, subscribers, or other users in each; and**

6. **The class of membership, participation or subscription or other access.**

**Response:**

Attached is a list of the members of the Exchange as of May 1, 2017, including the information set forth in items 1-6 above.

MIAX PEARL
PERFORMANCE, EXECUTION AND RELIABILITY

# MEMBER FIRMS

**Total Firms** 36

**As of** 01-May-17

| Firm / Address | City | State | Zip | Tele # | Approval Date | PEARL Membership Activities |
|---|---|---|---|---|---|---|
| **ABN AMRO CLEARING CHICAGO LLC**<br>175 West Jackson Blvd., Ste. 400 | Chicago | IL | 60604 | (312) 604-8000 | 2/6/2017 | ELECTRONIC EXCH. MEMBER: CLEARANCE |
| **AKUNA SECURITIES LLC**<br>333 S. Wabash Avenue, Suite 2600 | Chicago | IL | 60604 | (312) 994-4640 | 4/17/2017 | REGULAR MARKET MAKER |
| **APEX CLEARING CORPORATION**<br>350 N. St. Paul, Suite 1300 | Dallas | TX | 75201 | (214) 765-1100 | 2/6/2017 | ELECTRONIC EXCH. MEMBER: CLEARANCE |
| **BARCLAYS CAPITAL INC.**<br>745 Seventh Avenue | New York | NY | 10019 | (212) 526-7000 | 2/6/2017 | ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE |
| **CITADEL SECURITIES LLC**<br>131 South Dearborn Street | Chicago | IL | 60603 | (312) 395-2100 | 2/6/2017 | REGULAR MARKET MAKER/EEM: ORDER FLOW |
| **CITI ORDER ROUTING AND EXECUTION, LLC**<br>11 Ewall Street | Mt. Pleasant | SC | 29464 | (843) 789-2080 | 2/6/2017 | ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE |
| **COMPASS PROFESSIONAL SERVICES, LLC**<br>111 W. Jackson Blvd., 20th Fl. | Chicago | IL | 60604 | (312) 692-5000 | 2/6/2017 | ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE |
| **CONVERGEX EXECUTION SOLUTIONS LLC**<br>1633 Broadway, 48th Floor | New York | NY | 10019 | (212) 486-7500 | 2/6/2017 | ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE |
| **CREDIT SUISSE SECURITIES (USA) LLC**<br>11 Madison Avenue, 3rd Floor | New York | NY | 10010 | (212) 325-2000 | 2/6/2017 | ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE |
| **CUTLER GROUP, LP**<br>101 Montgomery Street, Ste. 700 | San Francisco | CA | 94104 | (415) 293-3956 | 2/6/2017 | REGULAR MARKET MAKER/EEM: ORDER FLOW |
| **DASH FINANCIAL TECHNOLOGIES LLC**<br>910 Van Buren Street, Ste. 400 | Chicago | IL | 60607 | (847) 550-1730 | 2/6/2017 | ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE |
| **DEUTSCHE BANK SECURITIES INC.**<br>60 Wall Street | New York | NY | 10005 | (212) 250-2500 | 2/6/2017 | ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE |
| **GLOBAL EXECUTION BROKERS, LP**<br>401 City Avenue, Ste. 200 | Bala Cynwyd | PA | 19004 | (610) 617-2600 | 2/6/2017 | ELECTRONIC EXCH. MEMBER: ORDER FLOW |
| **GOLDMAN SACHS & CO. LLC**<br>200 West Street | New York | NY | 10282 | (212) 902-1000 | 2/6/2017 | ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE |
| **GROUP ONE TRADING LP**<br>440 South La Salle, Ste. 3232 | Chicago | IL | 60605 | (312) 347-8864 | 2/6/2017 | ELECTRONIC EXCH. MEMBER: ORDER FLOW |

| | | | | | | |
|---|---|---|---|---|---|---|
| **HILLTOP SECURITIES INC.** | | | | | Approval Date: | 2/6/2017 |
| 1201 Elm Street, Ste. 3500 | | | | | **PEARL Membership Activities:** | |
| Dallas | TX | 75270 | Tele #: | (214) 859-1800 | ELECTRONIC EXCH. MEMBER: CLEARANCE | |
| **HRT FINANCIAL LLC** | | | | | Approval Date: | 4/5/2017 |
| 32 Old Slip, 30th Floor | | | | | **PEARL Membership Activities:** | |
| New York | NY | 10005 | Tele #: | (212) 293-1444 | ELECTRONIC EXCH. MEMBER: ORDER FLOW | |
| **IMC-CHICAGO, LLC D/B/A IMC FINANCIAL MARKETS** | | | | | Approval Date: | 2/6/2017 |
| 233 South Wacker Drive, #4300 | | | | | **PEARL Membership Activities:** | |
| Chicago | IL | 60606 | Tele #: | (312) 244-3300 | REGULAR MARKET MAKER | |
| **INSTINET, LLC** | | | | | Approval Date: | 2/6/2017 |
| 309 West 49th Street | | | | | **PEARL Membership Activities:** | |
| New York | NY | 10019 | Tele #: | (212) 310-9500 | ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE | |
| **INTERACTIVE BROKERS LLC** | | | | | Approval Date: | 2/6/2017 |
| One Pickwick Plaza, 2nd Fl. | | | | | **PEARL Membership Activities:** | |
| Greenwich | CT | 06830 | Tele #: | (203) 618-5710 | ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE | |
| **ITG DERIVATIVES LLC** | | | | | Approval Date: | 2/6/2017 |
| 601 S. LaSalle, Ste. 300 | | | | | **PEARL Membership Activities:** | |
| Chicago | IL | 60605 | Tele #: | (312) 935-0125 | ELECTRONIC EXCH. MEMBER: ORDER FLOW | |
| **J.P. MORGAN SECURITIES LLC** | | | | | Approval Date: | 2/6/2017 |
| 383 Madison Avenue | | | | | **PEARL Membership Activities:** | |
| New York | NY | 10179 | Tele #: | (201) 595-8471 | ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE | |
| **JEFFERIES LLC** | | | | | Approval Date: | 2/6/2017 |
| 520 Madison Avenue | | | | | **PEARL Membership Activities:** | |
| New York | NY | 10022 | Tele #: | (212) 284-2300 | ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE | |
| **KCG AMERICAS LLC** | | | | | Approval Date: | 2/6/2017 |
| 300 Vesey Street | | | | | **PEARL Membership Activities:** | |
| New York | NY | 10282 | Tele #: | (201) 386-2891 | REGULAR MARKET MAKER: ORDER FLOW/CLEARANCE | |
| **MERRILL LYNCH PROFESSIONAL CLEARING CORP.** | | | | | Approval Date: | 2/6/2017 |
| One Bryant Park, 6th Fl. | | | | | **PEARL Membership Activities:** | |
| New York | NY | 10036 | Tele #: | (646) 743-1295 | ELECTRONIC EXCH. MEMBER: CLEARANCE | |
| **MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORAT** | | | | | Approval Date: | 2/6/2017 |
| One Bryant Park | | | | | **PEARL Membership Activities:** | |
| New York | NY | 10036 | Tele #: | (212) 449-1000 | ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE | |
| **MORGAN STANLEY & CO. LLC** | | | | | Approval Date: | 2/6/2017 |
| 1585 Broadway | | | | | **PEARL Membership Activities:** | |
| New York | NY | 10036 | Tele #: | (212) 761-4000 | REGULAR MARKET MAKER: ORDER FLOW/CLEARANCE | |
| **OPTIVER US LLC** | | | | | Approval Date: | 2/6/2017 |
| 130 E. Randolph Street, Ste. 1300 | | | | | **PEARL Membership Activities:** | |
| Chicago | IL | 60601 | Tele #: | (312) 821-9500 | REGULAR MARKET MAKER | |
| **PERSHING LLC** | | | | | Approval Date: | 2/6/2017 |
| 1 Pershing Plaza, 10th Fl. | | | | | **PEARL Membership Activities:** | |
| Jersey City | NJ | 07399 | Tele #: | (201) 413-2000 | ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE | |
| **SIMPLEX TRADING, LLC** | | | | | Approval Date: | 2/6/2017 |
| 230 So. LaSalle St., Ste. 4-100 | | | | | **PEARL Membership Activities:** | |
| Chicago | IL | 60604 | Tele #: | (312) 360-2440 | ELECTRONIC EXCH. MEMBER: ORDER FLOW | |
| **UBS SECURITIES LLC** | | | | | Approval Date: | 2/6/2017 |
| 1285 Avenue of the Americas | | | | | **PEARL Membership Activities:** | |
| New York | NY | 10019 | Tele #: | (203) 719-3000 | ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE | |
| **VOLANT LIQUIDITY, LLC** | | | | | Approval Date: | 2/6/2017 |
| 250 Vesey Street, Ste. 2601 | | | | | **PEARL Membership Activities:** | |
| New York | NY | 10281 | Tele #: | (646) 484-3000 | ELECTRONIC EXCH. MEMBER: ORDER FLOW | |

| | | | | |
|---|---|---|---|---|
| **WEDBUSH SECURITIES INC.** | | | | Approval Date: 2/6/2017 |
| 1000 Wilshire Boulevard, Suite 900 | | | | **PEARL Membership Activities:** |
| Los Angeles | CA | 90017 | Tele #: (213) 688-8090 | ELECTRONIC EXCH. MEMBER: CLEARANCE |
| **WELLS FARGO SECURITIES, LLC** | | | | Approval Date: 2/6/2017 |
| 550 South Tryon Street, 6th Floor | | | | **PEARL Membership Activities:** |
| Charlotte | NC | 28202 | Tele #: (704) 715-6133 | ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE |
| **WOLVERINE EXECUTION SERVICES, LLC** | | | | Approval Date: 2/6/2017 |
| 175 W. Jackson Blvd., Ste. 200 | | | | **PEARL Membership Activities:** |
| Chicago | IL | 60604 | Tele #: (312) 884-4000 | ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE |
| **WOLVERINE TRADING, LLC** | | | | Approval Date: 2/6/2017 |
| 175 W. Jackson Blvd., Ste. 200 | | | | **PEARL Membership Activities:** |
| Chicago | IL | 60604 | Tele #: (312) 884-3490 | REGULAR MARKET MAKER |